As filed with the Securities and Exchange Commission on July 14, 2004
Registration No. 333-115960

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

IVAX CORPORATION

(Exact name of registrant as specified in its charter)

Florida	65-0507804

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4400 Biscayne Boulevard

Miami, Florida 33137
(305) 575-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven D. Rubin, Esq.

Senior Vice President,
General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to	Amount to		Proposed Maximum Offering	Proposed Maximum Aggregate	Amount of
Be Registered	Be Registered		Price per Unit(1)	Offering Price(1)	Registration Fee

1.5% Convertible Senior Notes due 2024	$400,000,000		100%	$400,000,000	$50,680	(2)

Common Stock, par value $0.10 per share	13,394,960	(3)	—	—	—	(4)

Common Stock Purchase Rights(5)	13,394,960	(3)	—	—	—	(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. This fee is calculated on the basis of the offering price of the notes only.

(2)	Previously paid with the initial filing of this Registration Statement on May 28, 2004.

(3)	Represents the number of shares of common stock, and associated common stock purchase rights, issuable upon conversion of the 1.5% convertible senior notes due 2024 registered hereby. The notes are convertible into 33.4874 shares of our common stock, par value $0.10 per share, per $1,000 principal amount of the notes, subject to adjustment in certain circumstances. Pursuant to Rule 416 under the Securities Act, such number of shares shall include an indeterminate number of shares of common stock and associated common stock purchase rights as may be issuable from time to time as a result of the antidilution provisions thereof.

(4)	The shares of common stock issuable upon conversion of the notes and the associated common stock purchase rights will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act.

(5)	The common stock purchase rights are attached to, and trade and transfer with, the common stock. The common stock purchase rights are only exercisable upon the occurrence of certain prescribed events, none of which has occurred.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION DATED JULY 14, 2004

$400,000,000 1.5% Convertible Senior Notes due 2024

and

13,394,960 shares of Common Stock Issuable Upon Conversion of the Notes

In March 2004, we issued $400,000,000 aggregate principal amount of our 1.5% convertible senior notes due 2024. This prospectus will be used by selling securityholders to resell, from time to time, the notes and the shares of our common stock issuable upon conversion of the notes, together with the common stock purchase rights associated with our common stock. We will not receive any proceeds from the sale of the securities in this offering.

The notes are convertible into 33.4874 shares of our common stock, par value $0.10 per share, per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This results in an initial conversion price of $29.86 per share. The notes are convertible into shares of our common stock prior to stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period in which the average market price for the notes during that five consecutive trading day period was less than 95% of the average conversion value for the notes during that period; provided, however, that, beginning on March 1, 2019, the notes may not be converted if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.

We will pay interest on the notes semi-annually on March 1 and September 1 of each year, with the first payment to be made on September 1, 2004, at the rate of 1.5% per annum. The notes will mature on March 1, 2024.

The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness, and junior to all of our existing and future secured indebtedness to the extent of the security therefor.

The notes trade on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” Market. Our common stock is traded on the American Stock Exchange under the symbol “IVX” and on the London Stock Exchange under the Symbol “IVX.L.” On July 12, 2004, the last reported sale price of our common stock on the American Stock Exchange was $22.89 per share.

Investing in these securities involves significant risks. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

Table of contents

Summary	1
Risk factors	7
Forward-looking statements	19
Ratio of earnings to fixed charges	20
Use of proceeds	20
Selling securityholders	21
Plan of distribution	25
Description of the notes	27
Certain U.S. federal income tax consequences	44
Legal matters	51
Experts	51
Incorporation of certain documents by reference	51
Where you can find more information	52

Unless otherwise indicated in this prospectus, “IVAX,” “we,” “us” and “our” refer to IVAX Corporation and its subsidiaries.

Easi-Breathe™ and Airmax™ are trademarks of IVAX Corporation and its subsidiaries. All rights reserved. QVAR® is currently a registered trademark of 3M through its subsidiary, Riker Laboratories, Inc.

i

Summary

This summary provides an overview of selected information and does not contain all of the information you should consider. Before making an investment decision, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” and the documents incorporated by reference into this prospectus, including the financial data and information contained therein.

Company overview

We are a multinational company engaged in the research, development, manufacture and marketing of pharmaceutical products. We manufacture and/or market several brand name pharmaceutical products and a wide variety of brand equivalent and over-the-counter pharmaceutical products, primarily in the United States, the United Kingdom and Latin America. We also have subsidiaries located throughout the world, some of which are among the leading pharmaceutical companies in their markets. Our strategies to achieve future growth include:

•	Discovering and developing and/or acquiring new products. We believe that our research programs will allow us to develop proprietary and novel compounds and delivery systems. We expect that new products that we discover, develop and/or acquire will provide a cornerstone for our future growth. We currently have over 800 people involved in our drug research and development programs. In 2003, we spent $108.3 million for company-sponsored research and development activities, and, during the three months ended March 31, 2004, we spent $32.4 million on these activities. Among the proprietary compounds in development that have either entered or that are expected to enter clinical trials in the near future are:

•	an oral form of paclitaxel,

•	a compound for the treatment of multiple sclerosis and epilepsy,

•	a compound for the treatment of inflammation disorders,

•	a compound for the treatment of brain cancer,

•	one or more of the soft steroids that we are developing for asthma, allergic rhinitis, dermatology and gastrointestinal indications both in humans and companion animals,

•	a compound for the treatment of benign prostatic hypertrophy, and

•	a brain targeted estrogen for the treatment of post menopausal syndrome, post menopausal memory disorders and sexual disorders.

We also have other new compounds in earlier stages of development that are being designed to treat cystic fibrosis, HIV infection and neurological disorders such as Parkinson’s disease.

•	Leveraging our proprietary technology and development strengths. We intend to continue to leverage our proprietary technology and development strengths to develop a portfolio of proprietary pharmaceutical products in the areas of respiratory diseases and oncology. Our technology and capabilities in these areas have also allowed us to pursue new business opportunities in the form of strategic collaborations with pharmaceutical partners desiring to license our technologies and utilize our expertise. Among our strengths in these areas are:

•	our patented inhalation technology and our expertise in developing and commercializing respiratory products; and

•	our experience in the development and commercialization of oncology drugs.

•	Pursuing complementary, accretive or strategic acquisitions. Acquisitions have helped build our company, and we expect to use well-timed, carefully selected acquisitions to continue to drive our growth. We intend to pursue primarily acquisitions that will complement our existing businesses and provide new product and market opportunities, as well as leverage our existing assets. In addition to business acquisitions, we will continue to actively pursue strategic product acquisitions and other collaborative arrangements.

•	Strategically expanding sales and distribution of our products. We intend to continue to expand strategically the sales and distribution of our products. We currently have research, manufacturing, distribution and/or marketing operations in more than 20 countries throughout the world, and our products are distributed in approximately 70 countries. Our future plans include the acquisition of additional manufacturing and distribution capabilities outside of the United States. In Asia, we believe that we can complement the operations of our subsidiaries by establishing additional joint ventures and selectively establishing distribution channels for our major products. At the same time, we are attempting to further integrate operations and are continuously seeking to identify and exploit the cross-marketing and distribution opportunities that exist among our various subsidiaries.

We market a number of proprietary and brand name products treating a variety of conditions. These products are marketed by our direct sales force to physicians, pharmacies, hospitals, managed care organizations and government agencies.

We have substantial expertise in the development, manufacture and marketing of respiratory drugs, primarily for asthma, in metered-dose inhaler formulations. Our United Kingdom subsidiary is the third largest respiratory company in that market. At the core of our respiratory franchise are advanced delivery systems, which include a patented breath-activated metered-dose inhaler called Easi-Breathe™ and a patented dry-powder inhaler called Airmax™, as well as conventional metered-dose inhalers. We have pioneered the development of aerosol products that do not contain CFCs (chlorofluorocarbons), chemicals that are believed to be harmful to the environment, which are being phased out on a global basis.

We are committed to the cost-effective development of proprietary pharmaceuticals directed primarily towards indications having relatively large patient populations or for which limited or inadequate treatments are available, with an emphasis on the development of products in the oncology and respiratory fields. We have in the past entered into licensing and collaborative alliances, which allow us to exploit our drug development capabilities or provide us with valuable intellectual property and technologies.

We also market a broad line of brand equivalent pharmaceutical products, both prescription and over-the-counter. In the United States, we manufacture and market approximately 63 brand equivalent prescription drugs in an aggregate of approximately 143 dosage strengths. In the United States, we distribute approximately 164 additional brand equivalent prescription and over-the-counter drugs as well as vitamin supplements. In the United Kingdom, we are a leading provider of brand equivalent pharmaceutical products, marketing approximately 312 brand equivalent drugs, about half of which we manufacture.

We will seek to add to our portfolio of brand equivalent products by emphasizing the development of products that, because of one or more special characteristics, such as being difficult to formulate or manufacture, facing regulatory or patent obstacles or having limited sources of raw materials, are less likely to encounter competition.

We also own approximately 72% of the equity of IVAX Diagnostics, Inc. (AMEX:IVD). IVAX Diagnostics develops, manufactures and markets diagnostics test kits or assays that are used to aid in the detection of disease markers primarily in the area of autoimmune and infectious diseases. These products are marketed to clinical reference laboratories, hospital laboratories, research institutions and other commercial entities in the United States and in Italy through its direct sales force and through independent distributors in other markets.

We were incorporated in Florida in 1993, as successor to a Delaware corporation formed in 1985. Our executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137. Our telephone number is (305) 575-6000. Our website address is www.ivax.com. Our website is not part of this prospectus.

The notes

Securities offered	$400,000,000 aggregate principal amount of 1.5% convertible senior notes due 2024.

Maturity	The notes will mature on March 1, 2024, unless earlier redeemed, repurchased or converted.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness, and junior to our existing and future secured indebtedness to the extent of the security therefor. The notes are not guaranteed by any of our subsidiaries, and accordingly, are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2004, we had approximately $14.7 million of outstanding secured indebtedness and our subsidiaries had approximately $256.0 million of indebtedness and other obligations, excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with U.S. generally accepted accounting principles.

Interest	We will pay 1.5% interest per annum on the principal amount of the notes, payable semi-annually in arrears on March 1 and September 1 of each year, starting on September 1, 2004.

Contingent interest	We will pay contingent interest to holders of notes during any six-month period from March 1 to August 31 and from September 1 to February 28, commencing with the six-month period beginning on March 1, 2011, if the average market price of the notes for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the notes. The amount of contingent interest payable per note for any relevant six-month period will equal 0.36% per annum of the average market price of a note for the applicable five trading day reference period ending on and including the third trading day immediately preceding the first day of such six-month interest period.

Conversion rights	Holders may convert their notes into shares of our common stock prior to the stated maturity under the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period (the “Note Measurement Period”) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that, beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion is greater than 100% of the conversion price but equal to or less than 120% of the conversion price;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.

The notes will be convertible into 33.4874 shares of our common stock per $1,000 principal amount of notes (which represents an initial conversion price of approximately $29.86 per share), subject to such adjustments as are described under “Description of the Notes—Conversion Rights.”

Redemption of notes at our option	On or after March 1, 2011, we may at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption by Us.”

Purchase of notes by us at the option of the holder	On each of March 1, 2011, March 1, 2014 and March 1, 2019, holders may require us to purchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. We will pay cash for any notes so purchased. See “Description of the Notes—Repurchase of Notes at the Option of Holders.”

Repurchase of notes upon a repurchase event	If a “Repurchase Event,” as defined in the indenture under which we issued the notes, occurs, each holder may require us to purchase all or a portion of the holder’s notes at 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Notes—Repurchase of Notes at the Option of Holder—Repurchase of Notes at the Option of Holders Upon a Repurchase Event.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of the Notes—Events of Default.”

Use of proceeds	We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders.

Listing and trading	The notes trade on the PORTAL Market. Our common stock is listed on the American Stock Exchange under the symbol “IVX” and on the London Stock Exchange under the symbol “IVX.L.”

Certain U.S. federal tax considerations	The notes will be treated as “contingent payment debt instruments” under the Treasury Regulations. As a result, you will be required to accrue interest on a constant yield to maturity basis at a rate equal to 7%, which is comparable to the rate at which we would borrow in a non-contingent, non-convertible borrowing. As a result, you will generally be required to include amounts in income, as ordinary income, in advance of the receipt of cash or other property attributable to the notes. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the notes. In addition, you will generally recognize ordinary income, if any, upon a sale, exchange, conversion or redemption of the notes at a gain; any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. See “Certain U.S. Federal Income Tax Consequences.”

Risk factors	In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk Factors.”

Ratio of earnings to fixed charges

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 1999, 2000, 2001 and 2002 and the year ended December 31, 2003 on an actual and proforma basis, and for the three months ended March 31, 2004 on an actual and proforma basis.

							For the three
							months ended
	For the years ended December 31						March 31

					2003	2003	2004	2004
	1999	2000	2001	2002	Actual	Proforma(1)	Actual	Proforma(1)

Ratio of earnings to fixed charges	15.3x	11.0x	7.9x	4.4x	4.1x	4.9x	5.2x	6.6x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2003 and the three months ended March 31, 2004, have been adjusted on a proforma basis assuming the $400.0 million of notes we issued on March 3, 2004, were outstanding since January 1, 2003, and the $249.0 million of 5.5% notes that we redeemed as of May 16, 2004, were not outstanding during these periods.

Risk factors

You should carefully consider the risks described below before making a decision to invest in the notes and the shares of common stock into which the notes are convertible. You should also consider the other information included or incorporated by reference in this prospectus before making a decision to invest in the notes or the shares of common stock into which the notes are convertible.

Risks related to our business

We depend on our development, manufacture and marketing of new products for our future success.

Our future success is largely dependent upon our ability to develop, manufacture and market commercially successful new pharmaceutical products and brand equivalent versions of pharmaceutical products that are no longer subject to patents. Generally, the commercial marketing of pharmaceutical products depends upon:

•	continually developing and testing products;

•	proving that new products are safe and effective in clinical trials;

•	proving that there is no significant difference in the rate and extent to which the active ingredient in the brand equivalent product becomes available at the site of drug action as compared to the brand name version; and

•	receiving requisite regulatory approval for all new products.

Delays in the development, manufacture and marketing of new products will impact our results of operations. Each of the steps in the development, manufacture and marketing of our products, as well as the process taken as a whole, involves significant periods of time and expense. We cannot be sure that:

•	any of our products presently under development, if and when fully developed and tested, will perform as we expect;

•	we will obtain necessary regulatory approvals in a timely manner, if at all; or

•	we can successfully and profitably produce and market any of our products.

Future inability to obtain components and raw materials or products could seriously affect our operations.

Some components and materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. Additionally, in some cases we have listed only one supplier in our applications with the Food and Drug Administration, or FDA, and foreign governmental authorities. This includes products that have historically accounted for a significant portion of our revenues, including paclitaxel. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials, or products on a timely basis or at commercially reasonable prices. In addition, from time to time, certain of our outside suppliers have experienced regulatory or supply-related difficulties that have adversely impacted their ability to deliver products to us, causing supply delays or interruptions of supply. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or we are required to qualify a new supplier, our revenues, profit margins and market share for the affected product could decrease, as well as delay our development and sales and marketing efforts.

Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, various import duties and required government clearances. Acts of governments outside the United States may affect the price or availability of raw

Risk factors

materials needed for the development or manufacture of our products. In addition, recent changes in patent laws in jurisdictions outside the United States may make it increasingly difficult to obtain raw materials for research and development prior to the expirations of the applicable United States or foreign patents.

A relatively small group of products and customers may represent a significant portion of our net revenues or net earnings from time to time. If the volume or pricing of any of these products declines or we lose the customers, it could have a material adverse effect on our business, financial position and results of operations.

Sales of a limited number of our products often represent a significant portion of our net revenues or net earnings. This has been particularly relevant when a product has enjoyed a period of generic marketing exclusivity under the Hatch-Waxman Act as the first Abbreviated New Drug Application, or ANDA, to be filed containing a paragraph iv certification for the listed patent. If the volume or pricing of our largest selling products declines in the future, our business, financial position and results of operations could be materially adversely affected.

A significant portion of our net revenues are derived from sales to a limited number of foreign and domestic customers. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on our business, financial position and results of operations.

We depend on our patents and proprietary rights and cannot be certain of their confidentiality and protection.

Our success with our proprietary products depends, in large part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property, competitors may manufacture and market products similar to ours. We have numerous patents covering our technologies. We have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the United States. The United States Patent and Trademark Office does not publish patent applications or make information about pending applications available to the public until it issues the patent. Since publication of discoveries in the scientific or patent literature tends to follow actual discovery by several months, we cannot be certain that we were the first to file patent applications on our discoveries. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or void the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation. We use confidentiality agreements with licensees, suppliers, employees and consultants to protect our trade secrets, unpatented proprietary know-how and continuing technological innovation. We cannot assure you that these parties will not breach their agreements with us. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, we cannot be sure that our trade secrets and proprietary technology will not otherwise become known or that our competitors will not independently develop our trade secrets and proprietary technology. We also cannot be sure, if we do not receive patents for products arising from research, that we will be able to maintain the confidentiality of information relating to our products.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products or result in claims for substantial damages.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend against charges that we violated patents or proprietary rights of third parties. This is especially true for

Risk factors

the sale of the brand equivalent version of products on which the patent covering the branded product is expiring, an area where infringement litigation is prevalent. Our defense against charges that we infringed third party patents or proprietary rights could require us to incur substantial expense and to divert significant effort of our technical and management personnel. If we infringe on the rights of others, we could lose our right to develop or make some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on terms we believe to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling a number of our products.

The outcome of patent litigation is difficult to predict because of the uncertainties inherent in litigation. Our results of operations, financial condition and cash flows could be adversely affected by a delay in obtaining FDA approval to market our products as a result of patent litigation, a delay in obtaining judicial decisions in such litigation, the expense of litigation whether or not we are ultimately successful, the diversion of the attention of management and our technical personnel as a result of the litigation, or an adverse outcome in such litigation. Litigation could prevent us from selling affected products, result in substantial damages or result in the payment of a substantial settlement amount.

Moreover, we often encounter substantial delays in obtaining judicial decisions in connection with patent litigation. During this delay, additional competition may arise, the brand product may be offered as a licensed generic or an over-the-counter product, other brand products may be introduced and promoted to prescribers instead of or in addition to the brand product, additional exclusivities may be awarded to the brand product, additional patents that cover the brand product may issue or be listed in the Orange Book, the labeling of the brand product may change or other matters occur that could delay generic competition or lessen our economic opportunity for our product.

As we could invest a significant amount of time and expense in the development of our generic products only to be subject to significant additional delays and changes in the economic prospects for our product, we may consider seeking to commercialize our product prior to final resolution of the pending litigation. The risk involved in marketing products prior to final resolution of the litigation can be substantial because the remedies available to the owner of a patent for infringement could include, among other things, damages measured by the profits lost by the patent owner and not by the profits earned by the infringer. Because of the discount pricing typically involved with generic products, patented brand products generally realize a significantly higher profit margin than generic products. In the case of a willful infringer, the definition of which is unclear, these damages may even be trebled. This profit differential can act as a disincentive to the patent owner to settle patent litigation on terms that could allow our products to be marketed upon the settlement of such litigation. However, in order to realize the economic benefits of some of our products, we may decide to risk an amount, which exceeds the profit we anticipate making on our product, or even the selling price for such product.

We may not be able to use raw materials purchased or inventories of products made in advance of final approvals or satisfactory resolution of patent litigation.

From time to time, we purchase raw materials and make commercial quantities of our product candidates prior to the date that we receive FDA final marketing approval or satisfactory resolution of the patent infringement litigation, if any. Purchase of raw materials and production of pre-launch inventories involves the risks that such product(s) may not be approved for marketing by the FDA on a timely basis or ever, that the results of related litigation may not be satisfactory or that we may not be able to find alternative uses for such materials or inventory. If any of these risks were to occur or the launch of such products is significantly postponed, we may be required to reassess the net realizable value of the related raw materials or inventory and could, in such case, incur a charge, which may be significant, to write down the value of such materials or inventory.

Risk factors

Our net revenues and profits will be negatively impacted if we are unable to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated.

As part of our ongoing business strategy we enter into collaborative alliances and license arrangements, which permit us to reduce our development costs and often involve the receipt of an up-front payment, payment of fees upon completion of certain development milestones and also provide for royalties based upon sales of the products after successful development. We have received significant payments in the past from these arrangements and expect that payments from these arrangements will continue to be an important part of our business. Our future net revenues and profits will depend and will fluctuate from period to period, in part, based upon:

•	our ability to continue to enter into collaborative alliances and license agreements, which provide for up-front payments, milestone payments and royalties;

•	our ability to replace or renew license fees, royalties and development service fees as the existing related agreements expire or are terminated; and

•	our ability to achieve the milestones specified in our license and development agreements.

If we are unsuccessful in our collaborations or licensing arrangements our operating results could suffer.

We have made investments in certain collaborations and licensing arrangements and may use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of ours in certain markets. In many instances, we will not control these collaborations or the commercial exploitation of the licensed products, and cannot assure you that these ventures will be profitable.

Our research and development expenditures will negatively impact our earnings in the short term and we may not recover those expenditures in the future.

We spent approximately $108.3 million during 2003 and $32.4 million during the three months ended March 31, 2004, on our research and development efforts. These amounts represent significant increases in the amounts we allocated to research and development in prior periods. We may in the future increase the amounts we expend for research and development. As a result, our research and development expenditures may have an adverse impact on our earnings in the short term. Further, we cannot be sure that our research and development expenditures will, in the long term, result in the discovery or development of products which prove to be commercially successful.

Disruption of production at our principal manufacturing facility could have a material adverse effect on our business, financial position and results of operations.

Although we have other facilities, a significant amount of our brand equivalent products are produced at our largest manufacturing facility in Puerto Rico. A significant disruption at that facility, even on a short-term basis, could impair our ability to produce and ship products on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Our acquisitions may reduce our earnings, be difficult for us to combine into our operations or require us to obtain additional financing.

In the ordinary course of our business we evaluate potential business acquisition opportunities, some of which may be material. We seek acquisitions which will provide new product and market opportunities, benefit from and maximize our existing assets, and add critical mass. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

•	fail to accomplish our strategic objectives;

•	not be successfully combined with our operations;

•	not perform as expected; and

•	expose us to cross border risks.

Risk factors

In addition, based on current acquisition prices in the pharmaceutical industry, our acquisitions could initially reduce our per share earnings and add significant amortization expense of intangible assets charges. Our acquisition strategy may require us to obtain additional debt or equity financing, resulting in additional leverage, or increased debt obligations as compared to equity, and dilution of ownership. We may not be able to finance acquisitions on terms satisfactory to us.

We may be unable to manage our growth.

Over the past five years, our businesses and product offerings have grown substantially. This growth and expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must continue to (i) expand our operational, customer support and financial control systems and (ii) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

Sales of our products may be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

A significant amount of our sales are made to a relatively few foreign and domestic drug wholesalers, retail drug chains, managed care purchasing organizations, mail order and hospitals. These customers represent an essential part of the distribution chain of generic pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

Political and economic instability and foreign currency fluctuations may adversely affect the revenues generated by our foreign operations.

Our foreign operations may be affected by the following factors, among others:

•	political and/or economic instability in some countries in which we currently do business or may do business in the future through acquisitions or otherwise;

•	uncertainty as to the enforceability of, and government control over, commercial rights;

•	expropriation by foreign governmental entities;

•	limitations on the repatriation of investment income, capital and other assets;

•	currency exchange fluctuations and currency restrictions; and

•	other adverse regulatory or legislative developments.

We sell products in many countries that are susceptible to significant foreign currency risk. We sell many of these products for United States dollars, which eliminates our direct currency risk but increases our credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase the United States dollars required to pay us. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. Additional foreign acquisitions may increase our foreign currency risk and the other risks identified above.

In June 2000, we acquired Laboratorios Elmor S.A., a pharmaceutical company based in Venezuela. In the third quarter of 2001, we acquired 99.9% of Laboratorio Chile S.A., a Chilean pharmaceutical company with operations in Chile, Argentina and Peru. Venezuela was considered a hyperinflationary economic environment through June 30, 2001. Although Venezuela is no longer considered hyperinflationary, it continues to experience high inflation rates and devaluation of its currency and could again become hyperinflationary in the near-term. The continuing political and economic

Risk factors

instability in Venezuela, particularly the labor strikes and other forms of political protest directed against the Hugo Chavez administration, may adversely impact our Venezuelan operations and our consolidated earnings. Approximately 18% of our net revenues for 2003 were attributable to our Latin American operations.

Increased indebtedness may impact our financial condition and results of operations.

On March 31, 2004, we had approximately $1.3 billion of consolidated indebtedness. As of May 16, 2004, we redeemed our $249.0 million of outstanding 5.5% notes at a total cost, including redemption premium, of $254.9 million and wrote off $2.6 million of debt issuance costs. We may incur additional indebtedness in the future and the notes do not restrict our future issuance of indebtedness. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

•	we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness;

•	our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

•	the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. We anticipate that approximately $120.9 million of cash flow from operations will be required during the twelve months ending March 31, 2005, to discharge our obligations on our currently outstanding indebtedness, not including our 5.5% notes, which we redeemed as of March 16, 2004. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell selected assets;

•	reduce or delay planned capital expenditures; or

•	reduce or delay planned research and development expenditures.

These measures might not be sufficient to enable us to service our debt. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

Based on industry practice in the United States, brand equivalent product manufacturers, including us, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, we give our customers credits on our brand equivalent products that our customers hold in inventory after we have decreased the market prices of the same brand equivalent products. If new competitors enter the marketplace and significantly lower the prices of any of their competing products, we would likely reduce the price of our product. As a result, we would provide significant credits to our customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback is the difference between the price the wholesale customer pays and the price that the wholesale customer’s end-customer pays for a product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent

Risk factors

periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates.

Investigations of the calculation of average wholesale prices may adversely affect our business.

Many government and third-party payors, including Medicare, Medicaid, health maintenance organizations and managed care organizations, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price, or AWP, or average manufacturer’s price, or AMP. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP and AMP, in which they have suggested that reporting of inflated AWP’s or incorrect AMP’s have led to excessive payments for prescription drugs. A number of states and counties have sued us and certain of our subsidiaries, as well as numerous other pharmaceutical companies, alleging that certain products were sold at prices lower than the published AWP. Several of the suits also allege that we did not report to the states our best price for certain products under the Medicaid program. Each of these suits alleges, among other things, deceptive trade practices and fraud and seeks monetary and other relief, including civil penalties and treble damages. Although we believe that we have valid defenses to these claims, there can be no assurance as to the outcome of these matters, and a loss in any of these cases or in similar cases which may be brought in the future could materially and adversely affect future results of operations or our financial position.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The consolidated and condensed consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

The impact of new accounting principles could have a material adverse effect on our financial position or results of operations.

We account for stock options granted to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this standard, no compensation cost is recorded for stock options granted to employees at fair market value on the date of grant. On March 31, 2004, the Financial Accounting Standards Board issued an exposure draft of a proposed new accounting standard for stock options that would require the cost of stock options granted to employees to be expensed beginning January 1, 2005. This and other new accounting principles adopted in the future may have a material adverse effect on our financial position or results of operations.

Compliance with governmental regulation is critical to our business.

Our pharmaceutical and diagnostic operations are subject to extensive regulation by governmental authorities in the United States and other countries with respect to the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical and diagnostic products. Our inability or delay in receiving, or the loss of any regulatory approval could have a material adverse effect on our results of operations. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA and the extremely high level of regulatory oversight result in a continuing

Risk factors

possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with regulatory requirements.

The FDA may cause a recall or withdraw product approvals if regulatory standards are not maintained. FDA approval to manufacture a drug is site-specific. In the event an approved manufacturing facility for a particular drug becomes inoperable, obtaining the required FDA approval to manufacture such drug at a different manufacturing site could result in production delays, which could adversely affect our business and results of operations.

We cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third-party approvals to manufacture, market and ship our products. Consequently, there is always a risk that we will not obtain FDA or other necessary approvals, or that the rate, timing and cost of such approvals, will adversely affect our product introduction plans or results of operations.

The concentration of ownership among our executive officers and directors may permit those persons to influence our corporate matters and policies.

As of March 31, 2004, our executive officers, directors and one additional shareholder had or shared voting control over approximately 24.2% of our issued and outstanding common stock. As a result, these persons may have the ability to significantly influence the election of the members of our board of directors and other corporate decisions.

Rising insurance costs could negatively impact profitability.

The cost of insurance, including director and officer, workers compensation, property, product liability and general liability insurance, rose significantly during 2003 and are expected to continue to increase in 2004. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a negative impact on our results of operations, financial condition and cash flows.

We have enacted a shareholder rights plan and charter provisions that may have anti-takeover effects.

We have in place a shareholder rights plan under which we issued common stock purchase rights. As a result of the plan, each share of our common stock carries with it one common stock purchase right. Each common stock purchase right entitles the registered holder to purchase from us 0.9375 of a share of our common stock at a price of $12.00 per 0.9375 of a share, subject to adjustment. The common stock purchase rights are intended to cause substantial dilution to a person or group who attempts to acquire us on terms that our board of directors has not approved. The existence of the common stock purchase rights could make it more difficult for a third party to acquire a majority of our common stock. Other provisions of our articles of incorporation and bylaws may also have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our common stock.

Risks related to our industry

Legislative proposals, reimbursement policies of third parties, cost containment measures and healthcare reform could affect the marketing, pricing and demand for our products.

Various legislative proposals, including proposals relating to prescription drug benefits, could materially impact the pricing and sale of our products. Further, reimbursement policies of third parties may affect the marketing of our products. Our ability to market our products will depend in part on reimbursement levels for the cost of the products and related treatment established by health care providers, including government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Insurance companies, HMOs, MCOs, Medicaid and Medicare administrators and others are increasingly challenging the pricing of pharmaceutical products and reviewing their reimbursement practices. In

Risk factors

addition, the following factors could significantly influence the purchase of pharmaceutical products, which could result in lower prices and a reduced demand for our products:

•	the trend toward managed healthcare in the United States;

•	the growth of organizations such as HMOs and MCOs;

•	legislative proposals to reform healthcare and government insurance programs; and

•	price controls and non-reimbursement of new and highly priced medicines for which the economic therapeutic rationales are not established.

These cost containment measures and health care reform proposals could affect our ability to sell our products.

The reimbursement status of a newly approved pharmaceutical product may be uncertain. Reimbursement policies may not include some of our products. Even if reimbursement policies of third parties grant reimbursement status for a product, we cannot be sure that these reimbursement policies will remain in effect. Limits on reimbursement could reduce the demand for our products. The unavailability or inadequacy of third party reimbursement for our products would reduce or possibly eliminate demand for our products. We are unable to predict whether governmental authorities will enact additional legislation or regulation that will affect third party coverage and reimbursement that reduces demand for our products.

Marketed pharmaceutical products are subject to significant regulation in the United States.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include antikickback statutes and false claims statutes.

The federal health care program antikickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any health care item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from antikickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several pharmaceutical and other health care companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal antikickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Risk factors

If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through their legislative and regulatory efforts, our sales of brand equivalent products may suffer.

Many branded pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay brand equivalent competition. These efforts have included:

•	pursuing new patents for existing products which may be granted just before the expiration of one patent which could extend patent protection for additional years or otherwise delay the launch of brand equivalents products;

•	using the Citizen Petition process to request amendments to FDA standards;

•	seeking changes to United States Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;

•	attaching patent extension amendments to non-related federal legislation; and

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some brand equivalent drugs, which could have an impact on products that we are developing.

If branded pharmaceutical companies are successful in limiting the use of brand equivalent products through these or other means, our sales of brand equivalent products may decline. If we experience a material decline in brand equivalent product sales, our results of operations, financial condition and cash flows will suffer.

Risks related to the notes

The notes are unsecured and contain no financial covenants.

The notes are unsecured. The indenture does not restrict our ability to incur additional debt, including secured debt. Any indebtedness incurred by us in the future may be secured. The notes are effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. In addition, the indenture does not contain any financial covenants, restrict our ability to repurchase our securities, pay dividends or make restricted payments or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the indenture contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a “repurchase event” permitting holders to require us to repurchase their notes under the indenture.

The notes are effectively subordinated to the liabilities of our subsidiaries.

Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization and, therefore, the right of the holders of the notes to participate in those assets, is effectively subordinated to claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. At March 31, 2004, our subsidiaries had approximately $256.0 million of indebtedness and other obligations, to which the notes would be effectively subordinated.

We may not have sufficient funds to repurchase the notes under circumstances when we are obligated to do so.

Holders of the notes may require us to purchase their notes on March 1, 2011, March 1, 2014 and March 1, 2019 and, under certain circumstances, in the event of a “repurchase event” (as defined in the indenture). We may not have sufficient funds at any such time to make the required purchase and we may not be able to raise funds to satisfy the obligation. Also, even if funds were available to satisfy a repurchase obligation, any credit agreement we enter into in the future may have financial covenants

Risk factors

such that, depending on our financial condition at the time of the repurchase event, payment in cash may cause us to cease to be in compliance with those covenants.

We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes.

As a result of this treatment, you will generally be required to include in income, as ordinary income, each year amounts significantly in excess of the stated interest that is payable on the notes each year. In addition, any gain recognized upon a sale, exchange, conversion or redemption of a note will be ordinary income and any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury Regulations governing contingent payment debt instruments, and if our treatment was successfully challenged by the Internal Revenue Service, it could significantly alter the amount, timing, character and treatment of income, gain or loss you recognized in respect of the notes from that which is described in this prospectus. In addition, if the Internal Revenue Service challenged our determination of the “comparable yield” for purposes of these Treasury Regulations, the redetermined yield on the notes could be materially greater or less than the comparable yield provided by us, resulting in a projected payment schedule that could differ materially from the projected payment schedule provided by us. Recent legislation has been passed by the United States Senate which, if enacted into law would amend the method of calculating comparable yield. This amendment, which has not yet been considered by the House of Representatives, is by its terms effective only for debt instruments issued after the date of enactment of the amendment. Thus, in its present form, this amendment would have no effect upon the calculation of the comparable yield applicable to the notes. However, it is uncertain which legislation, if any, may ultimately be enacted and what effect, if any, such legislation may have upon the income tax treatment of the notes. See “Certain U.S. Federal Income Tax Consequences.”

If we pay cash dividends on our common stock, a note holder may be deemed to have received a taxable dividend without the receipt of any cash.

If in the future we pay a cash dividend on our common stock and there is a resulting adjustment to the conversion price, a note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash.

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.

Although the notes trade on the PORTAL Market, there is not an established trading market for the notes and we cannot assure you that an active public trading market will develop or, if one develops how liquid it will be. To the extent that an active trading market does not develop, a holder may not be able to resell the notes or may only be able to sell them at a substantial discount.

The price of the notes may fluctuate significantly as a result of the volatility of the price for our common stock.

Because the notes are convertible into shares of our common stock, volatility of, depressed prices for and other factors affecting our common stock could have a similar effect on the trading price of the notes. The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock and the notes may fluctuate substantially due to a variety of factors, including:

•	the integration of people, operations and products from acquisitions;

•	our ability to introduce, develop and market new products successfully;

•	market acceptance of existing or new products and prices;

•	competitive product introductions;

•	currency rate fluctuations;

Risk factors

•	changes in our research and development budget which is influenced, in part, by the timing of our clinical trials and regulatory proceedings related to our products in development;

•	our ability to manufacture, market and distribute our products efficiently;

•	our ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues; and

•	the timing of orders from distributors and mix of sales among our customers.

In addition, if you convert any notes into shares of our common stock, the value of the common stock you receive may fluctuate significantly.

Additional issuances of equity securities by us would dilute the ownership of our existing shareholders.

We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, including through repayment of outstanding debt, to fund expansion of our product offerings or operations or for other purposes. To the extent we issue additional equity securities, the percentage ownership into which the notes being offered in this offering would convert will be reduced.

Forward-looking statements

This prospectus contains or incorporates by reference forward-looking statements. Generally, these statements can be identified by the use of terms such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe,” “anticipate,” “should,” “may,” “will” and similar expressions. Forward-looking statements may include statements about:

•	our intention to generate growth through the introductions of new proprietary drugs, the expanded sale and distribution of our current products, the acquisition of new businesses and products and strategic collaborations;

•	the ability of our research programs to develop improved forms of drugs, novel compounds and new delivery systems;

•	our ability to acquire additional manufacturing and distribution capabilities;

•	our ability to establish additional joint ventures and distribution channels;

•	our ability to integrate operations and exploit opportunities among our subsidiaries;

•	our capacity to become a worldwide leader in the asthma market;

•	our ability to identify, acquire and successfully integrate new acquisitions of companies or products;

•	our ability to develop new formulations and obtain marketing authorizations which will enable us to be the first, or among the first, to launch brand equivalent products;

•	our ability to establish and maintain the bioequivalency and efficacy of our brand equivalent products;

•	our ability to develop or license proprietary products for indications having large patient populations, or for which limited or inadequate treatments exist;

•	our capacity to accelerate product development and commercialization by in-licensing products and by developing new dosage forms or new therapeutic indications for existing products;

•	anticipated trends in the pharmaceutical industry and the effect of technological advances on competition;

•	our ability to reduce our backlog and efficiently manufacture, obtain and maintain a sufficient supply of products to meet market demand, retain our customers and meet contractual deadlines and terms;

•	that our proposed spending on facilities improvement and expansion may not be as projected;

•	our ability to obtain and maintain FDA approval of our manufacturing facilities, the failure of which could result in production stoppage or delays;

•	our estimates regarding the capacity of our facilities;

•	uncertainties regarding the outcome of pending investigations and litigation;

•	our ability to pay interest on the notes;

•	our ability to pay principal on the notes at maturity or redemption;

•	our ability to achieve the milestones specified in our license and development agreements;

•	the availability and cost of raw materials required to manufacture our products;

•	our ability to forecast inventory levels and trends at our customers and their end-customers;

•	our and our competitors’ pricing and charge back policies; and

•	other matters.

Forward-looking statements

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus or the other documents that we file with the Securities and Exchange Commission, including the cautionary information set forth under the heading “Risk Factors” beginning on page 7.

We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this prospectus or the date of the incorporated document, as applicable, and we undertake no obligation to update or revise these statements.

Ratio of earnings to fixed charges

The following table sets forth our consolidated ratio of earnings to fixed charges for the years ended December 31, 1999, 2000, 2001 and 2002 and the year ended December 31, 2003 on an actual and proforma basis, and for the three months ended March 31, 2004 on an actual and proforma basis.

							For the three
							months ended
	For the years ended December 31						March 31

					2003	2003	2004	2004
	1999	2000	2001	2002	Actual	Proforma(1)	Actual	Proforma(1)

Ratio of earnings to fixed charges	15.3x	11.0x	7.9x	4.4x	4.1x	4.9x	5.2x	6.6x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2003 and the three months ended March 31, 2004, have been adjusted on a proforma basis assuming the $400.0 million of notes we issued on March 3, 2004, were outstanding since January 1, 2003, and the $249.0 million of 5.5% notes that we redeemed as of May 16, 2004, were not outstanding during these periods.

The ratio of earnings to fixed charges was calculated by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (6-8%) estimated by management to be the interest component of such rentals.

Use of proceeds

We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issued upon conversion of the notes.

Selling securityholders

We initially issued the notes to the initial purchasers who then sold the notes in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus or prospectus supplement any or all of the notes and common stock issuable upon conversion of the notes.

No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth information about each selling securityholder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling securityholder and the number and percentage of common stock beneficially owned and being offered by the selling securityholder. Unless otherwise indicated below, to our knowledge, none of the selling securityholders nor any of their affiliates, officers, directors or principal entity holders has held any position or office or has had any material relationship with us within the past three years.

	Principal amount
	of notes		Number of shares
	beneficially	Percentage	of common stock	Percentage of
	owned and	of notes	beneficially owned	common stock
Name of selling securityholder	offered hereby	outstanding	and offered hereby(1)	outstanding(2)

Allstate Insurance Company(3)	$3,000,000	*	100,462	*
Allstate Life Insurance Company(3)	2,000,000	*	66,975	*
Argent LowLev Convertible Arbitrage Fund LLC	1,290,000	*	43,199	*
Argent LowLev Convertible Arbitrage Fund II, LLC	80,000	*	2,679	*
Argent LowLev Convertible Arbitrage Fund Ltd.	8,390,000	2.1%	280,959	*
Arkansas PERS	1,250,000	*	41,859	*
Astrazeneca Holdings Pension	365,000	*	12,223	*
Attorney’s Title Insurance Fund	100,000	*	3,349	*
Bancroft Convertible Fund, Inc.	1,250,000	*	41,859	*
Barnet Partners Ltd.	1,500,000	*	50,231	*
BNP Paribas Equity Strategies, SNC(3)	8,415,000	2.1%	281,796	*
Boilermakers Blacksmith Pension Trust	1,500,000	*	50,231	*
BP Amoco PLC Mater Trust	915,000	*	30,641	*
Century Park Trust	1,000,000	*	33,487	*
Cheyne Fund LP	1,425,000	*	47,720	*
Cheyne Leveraged Fund LP	1,075,000	*	35,999	*
Citigroup Global Markets Inc.(3)	9,400,000	2.4%	314,782	*
Class C Trading Company, Ltd.	350,000	*	11,721	*
Continental Assurance Company on behalf of its Separate Account (E)(3)	200,000	*	6,697	*
Continental Casualty Company(3)	1,800,000	*	60,277	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	9,058,000	2.3%	303,329	*
Credit Suisse/First Boston Europe Ltd.(3)	100,000	*	3,349	*

Selling securityholders

	Principal amount
	of notes		Number of shares
	beneficially	Percentage	of common stock	Percentage of
	owned and	of notes	beneficially owned	common stock
Name of selling securityholder	offered hereby	outstanding	and offered hereby(1)	outstanding(2)

CSS, LLC(3)	4,000,000	1.0%	133,950	*
Custom Investments PCC, Ltd.	90,000	*	3,014	*
DBAG London(3)	4,000,000	1.0%	133,950	*
DeepRock & Co	500,000	*	16,744	*
Delaware PERS	1,175,000	*	39,348	*
Delta Airlines Master Trust	410,000	*	13,730	*
DKR SoundShore Strategic Holding Fund Ltd.	1,000,000	*	33,487	*
Duke Endowment	270,000	*	9,042	*
EB Convertible Securities Fund	17,000	*	569	*
Ellsworth Convertible Growth and Income Fund, Inc.	1,250,000	*	41,859	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund	16,750,000	4.2%	560,914	*
Fidelity Financial Trust: Fidelity Strategic Dividend and Income Fund	1,750,000	*	58,603	*
Fidelity Puritan Trust: Fidelity Balanced Fund	10,000,000	2.5%	334,874	*
Froley Revy Investment Convertible Security Fund	95,000	*	3,181	*
GMAM Group Pension Trust	2,000,000	*	66,975	*
Goldman Sachs & Co.(3)	1,975,000	*	66,138	*
Grace Convertible Arbitrage Fund, Ltd.(3)	7,000,000	1.8%	234,412	*
HFR CA Global Select Master Trust Account	440,000	*	14,734	*
HighBridge International LLC	35,000,000	8.8%	1,172,059	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	173,000	*	5,793	*
HSBC Trustee, Zola Management Trust	250,000	*	8,372	*
ICI American Holdings Trust	270,000	*	9,042	*
Institutional Benchmarks Master Fund Ltd.	744,000	*	24,915	*
JMG Triton Offshore Fund, LTD	2,500,000	*	83,719	*
JP Morgan Securities Inc.(3)	24,000,000	6.0%	803,698	*
KBC Financial Products USA Inc.	900,000	*	30,139	*
LDG Limited	78,000	*	2,612
Lexington Vantage Fund	17,000	*	569	*
Louisiana CCRF	140,000	*	4,688	*
Lyxor Master Fund Ref: Argent/LowLev/CB c/o Agent	1,160,000	*	38,845	*
Lyxor/Convertible Arbitrage Fund Limited	1,645,000	*	55,087	*
Lyxor/Zola Fund, Ltd.	500,000	*	16,744	*
Man Convertible Bond Master Fund, Ltd.	4,536,000	1.1%	151,899	*
Marathon Global Convertible Master Fund	25,000,000	6.3%	837,185	*
MLQA Convertible Securities Arbitrage Ltd.	7,500,000	1.9%	251,156	*

Selling securityholders

	Principal amount
	of notes		Number of shares
	beneficially	Percentage	of common stock	Percentage of
	owned and	of notes	beneficially owned	common stock
Name of selling securityholder	offered hereby	outstanding	and offered hereby(1)	outstanding(2)

Morgan Stanley Convertible Securities Trust(3)	800,000	*	26,790	*
National Benefit Life Insurance Company(3)	38,000	*	1,273	*
Nations Convertible Securities Fund	3,483,000	*	116,637	*
Nomura Securities International Inc.(3)	28,000,000	7.0%	937,647	*
The Northwestern Mutual Life Insurance Company—General Account(3)	10,000,000	2.5%	334,874	*
The Northwestern Mutual Life Insurance Company—Group Annuity Separate Account(3)	250,000	*	8,372	*
Nuveen Preferred & Convertible Fund JQC	5,975,000	1.5%	200,087	*
Nuveen Preferred & Convertible Income Fund JPC	4,500,000	1.1%	150,693	*
Polaris Vega Fund L.P.	1,550,000	*	51,905	*
Primerica Life Insurance Company	354,000	*	11,855	*
Prudential Insurance Co of America	70,000	*	2,344	*
Quattro Fund Limited	6,400,000	1.6%	214,319	*
Quattro MultiStrategy Masterfund LP	800,000	*	26,790	*
Retail Clerks Pension Trust #2	500,000	*	16,744	*
Silver Convertible Arbitrage Fund, LDC	420,000	*	14,065	*
Singlehedge US Convertible Arbitrage Fund	2,063,000	*	69,805	*
Sphinx Convertible Arb Fund SPC	694,000	*	23,240	*
Sphinx Fund	53,000	*	1,775	*
SSI Blended Market Neutral L.P.	472,000	*	15,806	*
SSI Hedged Convertible Market Neutral L.P.	984,000	*	32,952	*
St. Albans Partners Ltd.	5,500,000	1.4%	184,181	*
St. Thomas Trading, Ltd.(3)	5,464,000	1.4%	182,975	*
The Standard Fire Insurance Company	356,000	*	11,922	*
State of Oregon— Equity	3,700,000	*	123,903	*
Sturgeon Limited	1,719,000	*	57,565	*
Sunrise Partners Limited Partnership(3)	3,450,000	*	115,532	*
Swiss Re Financial Products Corporation	9,500,000	2.4%	318,130	*
Syngenta AG	205,000	*	6,865	*
Teachers Insurance and Annuity Association of America	12,500,000	3.1%	418,593	*
The Travelers Indemnity Company	356,000	*	11,922	*
The Travelers Insurance Company— Life(3)	894,000	*	29,938	*
The Travelers Insurance Company Separate Account TLAC(3)	30,000	*	1,005	*
The Travelers Life and Annuity Company(3)	53,000	*	1,775	*
TQA Master Fund Ltd.	768,000	*	25,718	*
TQA Master Plus Fund Ltd.	1,197,000	*	40,084	*

Selling securityholders

	Principal amount
	of notes		Number of shares
	beneficially	Percentage	of common stock	Percentage of
	owned and	of notes	beneficially owned	common stock
Name of selling securityholder	offered hereby	outstanding	and offered hereby(1)	outstanding(2)

Travelers Casualty Insurance Company of America	419,000	*	14,031	*
Travelers Series Trust Convertible Bond Portfolio	500,000	*	16,744	*
Triborough Partners International LLC	5,040,000	1.3%	168,776	*
Triborough Partners LLC	1,960,000	*	65,635	*
Viacom Inc. Pension Plan Master Fund	18,000	*	603	*
Worldwide Transactions Ltd	43,000	*	1,440	*
Xavex Convertible Arbitrage 2 Fund	250,000	*	8,372	*
Xavex Convertible Arbitrage 7 Fund	225,000	*	7,535	*
Zola Partners, L.P.	500,000	*	16,744	*
Zurich Institutional Benchmarks Management Fund	800,000	*	26,790	*
Zurich Institutional Benchmarks Master Fund Ltd.	162,000	*	5,425	*
Any Other holder of notes or future transferee, pledgee, donee, or successor of any such holder(4)	65,037,000	16.3%	2,177,920	1.1%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes into 33.4874 shares of our common stock, per $1,000 principal amount of notes. This conversion rate, however, will be subject to adjustment as described under “Description of the Notes— Conversion.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated using 197,401,202 shares of common stock outstanding as of April 23, 2004. In calculating the percentage of common stock outstanding for each selling securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling securityholder’s notes.

(3)	The selling securityholder is a broker-dealer or is an “affiliate” of a broker-dealer. The selling securityholder has represented to us that it purchased the securities offered hereby for investment purposes and not with a view towards the distribution thereof.

(4)	The unidentified selling securityholders are either direct purchasers of the notes in a Rule 144A private placement of the notes completed by us in March 2004 or their transferees, pledgees, donees or successors. Information about these selling securityholders will be set forth in one or more amendments to this registration statement or prospectus supplements, as applicable. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us. Information about the selling securityholders may change over time.

Because the selling securityholders may offer all or some of the notes or the shares of common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling securityholders upon the termination of any particular offering by a selling securityholder. See “Plan of Distribution.”

Plan of distribution

The selling securityholders and their successors, may from time to time sell the notes and the common stock covered by this prospectus directly to purchasers or offer the notes and the common stock through broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agents’ commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent, which discounts, commissions or agents’ commissions as to any particular broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The sale of the notes and the common stock may be effected in transactions (which may involve block transactions):

•	on any national securities exchange or quotation service on which the note or the common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market, or

•	through the writing of options.

In connection with the sale of the notes or the common stock offered hereby or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes or the common stock, as the case may be, in the course of the hedging positions they assume. The selling securityholders may also sell the notes or the common stock short and deliver the notes or the common stock, as the case may be, to close out short positions or loan or pledge the notes or the common stock to broker-dealers that in turn may sell the notes or the common stock.

The aggregate proceeds to the selling securityholders from the sale of the securities offered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling securityholder reserves the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

Our notes are traded on the PORTAL Market. Our common stock is listed for trading on the American Stock Exchange and the London Stock Exchange.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. If any selling securityholder is an “underwriter” within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling securityholder may not sell any security described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

At the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus, if required, will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Description of the notes

On March 3, 2004, we issued and sold $400,000,000 of our 1.5% convertible senior notes due 2024 to qualified institutional buyers (as defined in Rule 144A under the Securities Act). The notes were issued under an indenture dated as of March 3, 2004 between us and U.S. Bank National Association, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. The indenture is by its terms subject to and governed by the Trust Indenture Act of 1939. Copies of the indenture may be obtained from us upon request.

The following description is only a summary of the material provisions of the notes and the indenture. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes.

Initially, the trustee will also act as paying agent, conversion agent, transfer agent, and bid solicitation agent for the notes.

When we refer to “IVAX,” “we,” “our,” or “us” in this section, we refer only to IVAX Corporation, a Florida corporation, and not to its subsidiaries.

General

The notes:

•	bear interest at a per annum rate of 1.5%, payable semi-annually in arrears on each March 1 and September 1, beginning September 1, 2004;

•	accrue contingent interest, which may be payable as set forth below under “—Contingent Interest”;

•	bear additional interest, which we refer to as “special interest,” if we fail to comply with certain obligations set forth below under “—Registration Rights”;

•	are issued only in denominations of $1,000 principal amount and multiples thereof;

•	are senior unsecured obligations of IVAX and rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness and junior to our existing and future secured indebtedness to the extent of the security therefor; as indebtedness of IVAX, the notes are effectively subordinated to all indebtedness and other liabilities of our subsidiaries;

•	are convertible into our shares of common stock at an initial conversion rate of 33.4874 shares per $1,000 principal amount of the notes (which represents an initial conversion price of approximately $29.86 per share) under the conditions and subject to such adjustments as are described under “—Conversion Rights”; and “—Conversion Rate Adjustments”;

•	are redeemable by us for cash, at our option in whole or in part, beginning on March 1, 2011 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to, but not including, the redemption date as described under “—Optional Redemption by Us”;

•	are subject to repurchase by us at the option of the holders on March 1, 2011, March 1, 2014 and March 1, 2019, or upon a repurchase event (as defined below) of IVAX as described under “—Repurchase of Notes at the Option of Holders”; and

•	are due on March 1, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at the option of the holders.

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect the holders in the event of a highly leveraged

Description of the notes

transaction or a change of control of IVAX, except to the limited extent described under “—Repurchase of Notes at the Option of Holders Upon a Repurchase Event” below.

The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future unsecured and unsubordinated indebtedness, senior to our existing and future subordinated indebtedness, and junior to our existing and future secured indebtedness to the extent of the security therefor. As of March 31, 2004, we had approximately $14.7 million of secured indebtedness. The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of March 31, 2004, our subsidiaries had approximately $256.0 million of outstanding indebtedness and trade payables (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with GAAP) effectively ranking senior to the notes.

No sinking fund is provided for the notes, and the notes are not subject to defeasance. The notes are issued only in registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

Holders may present definitive notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of U.S. Bank Trust National Association, an affiliate of the trustee. For information regarding registration of transfer and exchange of global notes, see “—Book-Entry Delivery and Settlement.” No service charge is required for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration of transfer or exchange.

Interest

The notes bear interest at a rate of 1.5% per annum from March 3, 2004. We also will pay contingent interest on the notes in the circumstances described under “—Contingent Interest.” We will pay interest semi-annually on March 1 and September 1 of each year beginning September 1, 2004, to the holders of record at the close of business on the preceding February 15 and August 15, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted into shares of our common stock. See “—Conversion Rights.” If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders notes for conversion, the holder must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to preceding clause (2), the holder will be required to pay interest that is not overdue).

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

Description of the notes

Except as provided below, we will pay interest on:

•	the global note to DTC in immediately available funds;

•	any definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those notes; and

•	any definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those notes.

At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth above. We will make payments of interest at maturity on global notes to DTC, in immediately available funds.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion rights

General

Holders may convert any outstanding notes into shares of our common stock, subject to the conditions described below, at an initial conversion rate of 33.4874 shares per $1,000 principal amount (which represents an initial conversion price of approximately $29.86 per share). The conversion rate is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the sale price of our common stock on the business day immediately preceding the conversion date. Holders may convert notes only in denominations of $1,000 principal amount and multiples thereof.

Holders may surrender notes for conversion into shares of our common stock prior to the stated maturity in the following circumstances:

•	during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day;

•	during any five consecutive trading day period immediately following any five consecutive trading day period (the “Note Measurement Period”) in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion pursuant to this provision is greater than 100% of the conversion price but equal to or less than 120% of the conversion price then in effect;

•	if we have called the notes for redemption; or

•	upon the occurrence of specified corporate transactions.

The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices) as reported in composite transactions for the principal U.S. national securities exchange on which our common stock is traded or, if our common stock is not traded on a U.S. national securities exchange, as reported by the Nasdaq National Market system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, our Board of Directors will make a good faith determination of the sale price, which shall be conclusive. If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of Notes at the Option of Holders,” such holder may convert its notes into shares of our common stock only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the repurchase date.

Description of the notes

The “market price” of a note on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $1,000,000 principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three securities dealers unaffiliated with us that we select, provided that, if at least three such bids cannot be reasonably obtained by the bid solicitation agent, but two bids are obtained, then the average of the two bids will be used, and if only one such bid can be reasonably obtained by the bid solicitation agent, this one bid will be used. If:

•	the bid solicitation agent, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of the notes will equal (1) the then-applicable conversion rate of the notes multiplied by (2) the average sale price of our common stock on the five trading days ending on such determination date. The bid solicitation agent shall not be required to determine the market price of the notes unless requested in writing by us.

The bid solicitation agent will initially be U.S. Bank National Association. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers, which may include the initial purchasers, that are believed by us to be willing to bid for the notes.

Conversion upon satisfaction of common stock market price conditions

A holder may surrender any of its notes for conversion into shares of our common stock during any fiscal quarter (beginning with the quarter ending June 30, 2004) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day.

Conversion upon satisfaction of note market price conditions

A holder may surrender any of its notes for conversion into shares of our common stock during any five consecutive trading day period immediately following any Note Measurement Period in which the average market price for the notes during that Note Measurement Period was less than 95% of the average conversion value for the notes during such period; provided, however, that beginning on March 1, 2019, holders may not convert their notes if the closing sale price of our common stock on the trading day immediately preceding the day on which the notes are surrendered for conversion pursuant to this provision is greater than 100% of the conversion price but equal to or less than 120% of the conversion price then in effect.

Conversion upon notice of redemption

A holder may surrender for conversion any notes we call for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered a repurchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion upon specified corporate transactions

Even if the market price contingencies described above under “—Conversion Upon Satisfaction of Common Stock Market Price Conditions” and “—Conversion Upon Satisfaction of Note Market Price Conditions” have not occurred, if we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to purchase shares of common stock at less than the sale price on the trading day preceding the declaration date for such distribution of the rights or warrants other than pursuant to a shareholder rights plan, or

Description of the notes

•	assets, cash, debt securities or certain rights to purchase our securities, which have a per share value as determined by our Board of Directors that exceeds 15% of the closing price of the common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the date that was announced as the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property, which the holder would have received if the holder had converted its note immediately prior to the transaction, determined assuming that the holder would not have exercised any rights of election that the holder would have had as a holder of our common stock to elect a particular type of consideration. If the transaction also constitutes a “repurchase event,” as defined below, a holder can require us to purchase all or a portion of its notes as described under “—Repurchase of Notes at the Option of Holders Upon a Repurchase Event” instead of converting such notes pursuant to this provision.

Conversion procedures

By delivering to the holder the number of shares of common stock issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest or any contingent interest.

If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date or (2) any overdue interest exists at the time of conversion with respect to the notes converted but only to the extent of the amount of such overdue interest. Accordingly, under those circumstances, a holder of notes who chooses to convert those notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date (but, with respect to preceding clause (2), the holder will be required to pay interest that is not overdue).

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of our common stock upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the name of the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. We and each holder of a note also agree that delivery to the holder of the shares of common stock into which the note is convertible, together with any cash payment, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash

Description of the notes

payment if any) on the note for purposes of the regulations governing contingent payment debt instruments. See “Certain U.S. Federal Income Tax Considerations.”

To convert interests in a global note, the holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note, the holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest, including contingent interest, on the note to be converted to which the holder is not entitled, as described in the second preceding paragraph and below in “—Contingent Interest”; and

•	pay all taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares of our common stock will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the conversion is effective.

If a holder exercises its right to require us to repurchase its notes as described under “—Repurchase of Notes at the Option of Holders,” such holder may convert its notes as provided above only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

If we:

•	reclassify our common stock into other another class of stock (other than changes resulting from a subdivision or a combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of all of our common stock receive cash, securities or other property (including cash or any combination thereof) with respect to or in exchange for all of their common stock), then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property, which the holder would have received if the holder had converted such notes immediately prior to the transaction. If the transaction constitutes a “repurchase event,” as defined below, the holder can require us to repurchase all or a portion of its notes as described under “—Repurchase of Notes at the Option of Holders Upon a Repurchase Event.”

Conversion rate adjustments

We will adjust the conversion rate if any of the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock to all holders of our common stock;

(2) we issue to all holders of our common stock rights or warrants to purchase our common stock or securities convertible into or exchangeable or exercisable for our common stock, which rights or warrants are exercisable for not more than 60 days, at less than the sale price of our common stock on the trading day immediately preceding the time of announcement of such issuance (other than pursuant to a shareholder rights plan);

(3) we subdivide or combine our common stock;

Description of the notes

(4) we distribute to all holders of our common stock shares of our capital stock, evidences of our indebtedness or non-cash assets, including securities, but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	any dividends or distributions paid exclusively in cash;

(5) we make distributions consisting exclusively of cash to all or substantially all holders of our common stock; and

(6) we or one of our subsidiaries make a distribution of cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal U.S. national securities exchange, the Nasdaq National Market system, or other market on which the securities are then listed or quoted.

If an adjustment to the conversion rate is required pursuant to paragraph (5) above, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the 10-day average closing sale price per share of our common stock on the record date, and (2) the denominator of which shall be the same price per share on the record date less the amount of the distribution.

To the extent that we have a shareholder rights plan in effect upon conversion of the notes into common stock, the holder will receive, in addition to the common stock, the rights under the shareholder rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions, and no adjustments to the conversion rate will be made, except in limited circumstances. The conversion rate will not be adjusted as a result of any distribution of separate certificates representing any rights under our existing or any future shareholder rights plan or the exercise of rights in accordance with such plan.

We will not make any adjustment to the conversion rate if holders of notes may participate in the transactions described above without conversion, or in certain other cases.

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our Board of Directors has made a determination that this increase would be in our best interests. Any such determination by our Board of Directors will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate.

Contingent interest

Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes during any six-month period from March 1 to August 31 and from September 1 to February 28, commencing with the six-month period beginning on March 1, 2011 if the average

Description of the notes

market price of a note (as described under “—Conversion Rights—General”) for the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals 120% or more of the principal amount of the note.

The amount of contingent interest payable per note for any relevant six-month period will equal 0.36% per annum of the average market price of such note for the five trading day period referred to above.

We will pay contingent interest, if any, in the same manner as we will pay interest described above under “—Interest” and a holder’s obligations in respect of the payment of contingent interest in connection with the conversion of any notes will also be the same as described above under “—Interest.”

Upon determination that holders of notes will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will provide notice to the trustee setting forth the amount of contingent interest per $1,000 principal amount of notes and disseminate a press release through a public medium that is customary for such press releases.

Under the indenture governing the notes, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to Treasury Regulations governing contingent payment debt instruments.

Payment at maturity

Each holder of $1,000 principal amount of the notes shall be entitled to receive $1,000, and accrued and unpaid interest, including contingent interest, if any, at maturity.

Optional redemption by us

Prior to March 1, 2011, the notes will not be redeemable at our option. Beginning on March 1, 2011, we may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the redemption date.

We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption are convertible by the holder until the close of business on the business day prior to the redemption date.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

If the holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record on the corresponding record date. However, each holder agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that has accrued and that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for the payment of interest on notes of any holder, and such holder chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

Description of the notes

We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may be surrendered to the trustee for cancellation. Any notes we repurchase may not be reissued or resold. Any notes surrendered to the trustee would promptly be canceled.

In lieu of a redemption of the notes, we may arrange for the purchase of some or all of the notes called for redemption by one or more persons who shall pay to the paying agent to hold for the holders of those notes an amount that, together with any amounts deposited by us with the paying agent for the redemption of the notes, is not less than the redemption price.

Repurchase of notes at the option of holders

Optional put

On each of March 1, 2011, March 1, 2014 and March 1, 2019, a holder may require us to repurchase any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to 100% of the principal amount of those notes plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the repurchase date. Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the repurchase date. We will pay the repurchase price for any notes submitted for repurchase by us in cash.

We are required to give notice at least 20 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below. The repurchase notice given by each holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated, the certificate numbers of the holders’ notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or a multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

If notes are not in certificated form, a holder’s repurchase notice must comply with appropriate DTC procedures.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

•	the holder’s name and an election to withdraw;

•	the principal amount of notes being withdrawn, which must be in an integral multiple of $1,000;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If notes are not in certificated form, a holder’s repurchase notice must comply with appropriate DTC procedures.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Description of the notes

Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with necessary endorsements.

If the paying agent holds money sufficient to pay the purchase price of the notes for which a repurchase notice has been delivered on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest, including contingent interest, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the notes, together with any necessary endorsement, and the repurchased notes will be canceled.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure holders that we would have the financial resources, or will be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors—We may be unable to repay or repurchase the notes at maturity, upon a repurchase event or exercise of your put option.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.

Repurchase of notes at the option of holders upon a repurchase event

In the event of a repurchase event (as defined below), each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest (including contingent interest, if any) to, but excluding, the repurchase date. We will be required to repurchase the notes no later than 30 days after notice of a repurchase event has been mailed as described below. We refer to this date as the “repurchase date.”

Within 20 business days after the occurrence of a repurchase event, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase event, which notice must state, among other things:

•	the events causing a repurchase event;

•	the date of such repurchase event;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate, and any adjustments to the conversion rate that will result from the repurchase event;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

Description of the notes

To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the third business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the repurchase event provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the holder’s name and an election to withdraw;

•	the principal amount of notes being withdrawn, which must be in an integral multiple of $1,000;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note, together with necessary endorsements.

If the paying agent holds money sufficient to pay the repurchase price of a note on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note, together with necessary endorsements, and the repurchased notes will be canceled.

A “repurchase event” shall be deemed to have occurred upon the occurrence of either a “change in control” or a “termination of trading.”

A “change in control” will be deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own” immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction;

•	at any time the following persons cease for any reason to constitute a majority of our Board of Directors:

•	individuals who on the issue date of the notes constituted our Board of Directors; and

•	any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved;

Description of the notes

•	the sale, lease, transfer or other conveyance or disposition of all or substantially all of our assets or property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, including Rule 13d-5); or

•	we are liquidated or dissolved, or our shareholders approve any plan or proposal for our liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

•	in the case of a merger or consolidation, at least 95% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange or on the Nasdaq National Market system (or which will be so traded when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible into such common stock and associated rights.

A “termination of trading” shall occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

In connection with any repurchase offer due to a repurchase event, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

The question whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and consequently, a repurchase event) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure holders that we would have the financial resources, or will be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk factors—We may be unable to repay or repurchase the notes at maturity, upon a repurchase event or exercise of your put option.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such an event of default may, in turn, cause a default under our other indebtedness.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

The repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. In addition, the repurchase feature of the notes may in certain circumstances impede or discourage a takeover of our company. We are not aware, however, of any specific current effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise.

Description of the notes

Events of default

Each of the following constitutes an event of default with respect to the notes:

•	default in the payment when due of any principal of any of the notes at maturity, upon redemption or exercise of a repurchase right;

•	default in the payment of any interest (including contingent interest, if any) or special interest when due under the notes, which default continues for 30 days after the date when due;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase notes at the option of holders upon a repurchase event;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount at maturity of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	acceleration of any of our or our subsidiaries’ indebtedness for money borrowed in the aggregate principal amount then outstanding of $35,000,000 or more so that such indebtedness becomes due and payable prior to the date on which it would otherwise have become due and payable, and such acceleration is not rescinded within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or any or our “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X).

If an event of default (other than in the case of certain events of bankruptcy or insolvency, as described below) shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the outstanding principal amount of the notes plus any interest (including contingent interest) on the notes accrued and unpaid through the date of such declaration to be immediately due and payable. At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain other provisions of the indenture, the holders of a majority in aggregate outstanding principal amount of the notes may, under certain circumstances, rescind and annul such acceleration. In the case of certain events of bankruptcy or insolvency, the outstanding principal amount of the notes together with any accrued and unpaid cash interest (including contingent interest) through the occurrence of such event shall automatically become and be immediately due and payable.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

Mergers and sales of assets

The indenture provides that we may not consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets substantially in their entirety (computed on a consolidated basis) to, another corporation, person or entity unless (1) either (a) in the case of a merger or consolidation, we are the surviving person or (b) the successor or transferee is a corporation or limited liability company organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes, by supplemental indenture, all of our obligations under the notes and the indenture, and (2) immediately after such transaction, no default or event of default shall exist.

Description of the notes

This covenant includes a phrase relating to the sale, assignment, conveyance, transfer or lease of “the properties and assets of the Company substantially as an entirety.” There is no precise, established definition of this phrase under applicable law. Accordingly, there may be uncertainty as to whether a sale, assignment, conveyance, transfer or lease of less than all our properties and assets is subject to this covenant.

Modification and waiver

We and the trustee may modify or amend the indenture or notes with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the written consent or the affirmative vote of the holder of each note affected thereby:

•	change the stated maturity of the principal of, or any installment of interest, including contingent interest, if any, on or with respect to the notes;

•	reduce the principal amount of, repurchase price or redemption price of or interest or special interest on any note;

•	adversely affect the right of holders (1) to convert or (2) to require us to repurchase any of the notes;

•	alter the manner of calculation or rate of accrual of interest (including contingent interest) or special interest, redemption price or repurchase price on any note or extend the time or payment of any such amount;

•	impair the right to institute suit for the enforcement of any repurchase of, payment on or with respect to, or conversion of any note, including any payment on or after the stated maturity of the notes, in the case of redemption, on or after the redemption date or, in the case of repurchase at the option of any holder, on or after the repurchase date;

•	modify the optional redemption provisions in a manner that adversely affects the holders;

•	change the place of payment or the coin or currency in which the principal of or any premium or interest with respect to the notes is payable;

•	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults or the modification or amendment of the indenture; or

•	modify any of the above provisions.

We and the trustee may modify or amend the indenture and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of all or any of the notes or to surrender any right or power conferred upon us by the indenture;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the indenture which, in each case, will not adversely affect the interests of the holders of the notes in any material respect;

•	add any additional events of default with respect to all or any of the notes;

•	secure the notes;

•	increase the conversion rate or reduce the conversion price, provided that the increase or reduction, as the case may be, is in accordance with the terms of the indenture and will not adversely affect the interests of the holders of the notes;

Description of the notes

•	supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not adversely affect the interests of the holder of the notes in any material respect; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may, on behalf of the holders of all of the notes, waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture and waive any past default and its consequences under the indenture, except a default (1) in the payment of the principal of or any installment of interest (including contingent interest) on or with respect to the notes or the payment of the redemption price or repurchase price or (2) in respect of a covenant or provision that cannot be modified without the consent of the holder of each note affected thereby.

Calculations in respect of the notes

We or our agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market price of the notes and our common stock, and amounts of contingent interest payments, if any, on the notes, and the projected payment schedule. See “Certain U.S. Federal Income Tax Considerations.” We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

The trustee, paying agent, transfer agent and bid solicitation agent

U.S. Bank National Association is the trustee under the indenture. The trustee and its affiliates also perform and may in the future perform certain banking and other services for us in the ordinary course of their business. The trustee will be the paying agent, conversion agent, transfer agent and bid solicitation agent for the notes.

Registration rights

We and the initial purchasers entered into a registration rights agreement dated March 3, 2004. Pursuant to the registration rights agreement, we agreed to file a shelf registration statement, of which this prospectus is a part, covering the resales of the notes and the common stock issuable upon conversion of the notes (the “Registrable Securities”) in accordance with Rule 415 under the Securities Act.

We also agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days of the date on which we issued the notes and to keep the shelf registration statement effective until the earlier of (x) the date on which such notes or underlying shares of common stock have been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement, (y) the date on which such notes or underlying shares of common stock are sold to the public pursuant to Rule 144 under the Securities Act or are salable pursuant to Rule 144(k) under the Securities Act and (z) the date on which such notes or the common stock issuable upon conversion of such notes ceases to be outstanding. Notwithstanding the foregoing, we will be permitted to prohibit offers and sales of the notes and the common stock we issue upon conversion of the notes under this prospectus under some circumstances and subject to enumerated conditions.

Description of the notes

We have agreed to pay special interest as described herein to holders of the notes and the holders of common stock issued upon conversion of the notes, who have timely provided the required selling shareholder information to us if the shelf registration statement is not declared effective by August 30, 2004 (180 days from of the date on which the notes were originally issued) or the shelf registration statement ceases to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the sale of the notes or the common stock underlying the notes for a period of time (including any period of time where offers or sales are prohibited) which shall exceed 60 days in the aggregate in any 12-month period (each a “registration default”). The special interest payable during the first 90 consecutive day period during which a registration default shall have occurred and be continuing is an amount equal to an increase in the annual interest on the notes of 0.25% and thereafter at a rate per annum equal to 0.50%.

The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by references to, the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us or the initial purchasers upon request.

Form, denomination and registration of notes

The notes were issued in registered form, without interest coupons, in denominations of $1,000 and multiples thereof, in the form of a global security. In certain limited circumstances, we may issue the notes in certificated form, as further provided below. See “-Book-Entry Delivery and Settlement” for more information.

No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Book-entry delivery and settlement

We issued the notes in the form of one permanent global note in definitive, fully registered, book-entry form. The global note is deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither of IVAX nor the trustee takes any responsibility

Description of the notes

for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC the transfer of ownership in the global note will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global notes.

Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

Neither IVAX nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Payments on the notes represented by the global note will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Certain U.S. federal income tax consequences

General

The following is a general discussion of certain United States federal income tax considerations relevant to holders of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions all as in effect as of the date of this prospectus and, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring, holding or disposing of the notes or common stock.

This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the United States dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding the notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell the notes or common stock under the constructive sale provisions of the Code). The discussion also does not discuss any aspect of state, local or foreign law, or United States federal estate and gift tax law. In addition, this discussion is limited to initial purchasers of notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for United States federal income tax purposes.

THIS DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Classification of the notes

As stated below, we assume that the notes will be treated for United States federal income tax purposes as indebtedness that is subject to the special Treasury Regulations governing contingent payment debt instruments (which we refer to as the “CPDI regulations”). Under the indenture governing the notes, we agree, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes for United States federal income tax purposes as indebtedness that is subject to the CPDI regulations. Pursuant to the terms of the indenture, we and every holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our application of the CPDI regulations to the notes, including our determination of the projected payment schedule (as described below) and the rate at which interest will be deemed to accrue on the notes for United States federal income tax purposes. The IRS has issued both Revenue Ruling 2002-31 and Notice 2002-36, addressing the United States federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the instruments addressed in that published guidance were subject to the CPDI regulations. In addition, the IRS also clarified various aspects of the potential applicability of certain other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain. In addition, as indicated

Certain U.S. federal income tax consequences

above, no rulings have been sought or are expected to be sought from the IRS with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below. A different treatment of the notes for United States federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from that which is described below. Accordingly, all prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common stock as to their particular situations.

The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the CPDI regulations as described below.

Tax consequences to U.S. holders

The following discussion is limited to the United States federal income tax consequences relevant to U.S. Holders. As used herein, the term “U.S. Holder” means a beneficial owner of a note or common stock that for United States federal income tax purposes is (i) an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation or any other entity treated as a corporation for United States federal income tax purposes or a partnership or other entity treated as a partnership for United States federal income tax purposes, created or organized in the United States or under the law of the United States or any state thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for United States tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

Accrual of interest on the notes (interest income)

Pursuant to the CPDI regulations, you will be required to accrue interest income on the notes at the “comparable yield,” as described below, regardless of your usual method of tax accounting. Accordingly, you will be required to include interest in taxable income each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year. Additionally, as discussed below, the CPDI regulations generally result in ordinary income rather than capital gain treatment of any gain, and to some extent loss, on the sale, exchange, conversion, or redemption of the notes.

The CPDI regulations provide that you must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period before and including the maturity date of the notes equal to:

•	the product of (x) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (y) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

Certain U.S. federal income tax consequences

A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any original issue discount previously accrued (determined without regard to any adjustments to original issue discount accruals described below) with respect to the notes, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made on the notes.

The “comparable yield” on the notes is the annual yield we would pay, as of the initial issue date, on a fixed-rate, non-convertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined the comparable yield for the notes is 7%, compounded semi-annually, which is higher than the stated rate of interest on the notes. The precise manner of calculating the comparable yield is not absolutely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule (as defined below) could differ materially from the projected payment schedule provided by us. On May 11, 2004, the United States Senate passed tax legislation which, if enacted, would amend the method of calculating comparable yield. This amendment, which has not yet been considered by the House of Representatives, is by its terms effective only for debt instruments issued after the date of enactment of the amendment. Thus, in its present form, this amendment would have no effect upon the calculation of the comparable yield applicable to the notes. However, it is uncertain which legislation, if any, may ultimately be enacted and what effect, if any, such legislation may have upon the income tax treatment of the notes.

The CPDI regulations require that we provide to you, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as the projected payment schedule, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes an estimate for payments of contingent interest and a payment at maturity taking into account the conversion feature. The comparable yield will be set forth in the indenture governing the notes. Holders that wish to obtain the projected payment schedule may do so by contacting IVAX Corporation, 4400 Biscayne Boulevard, Miami, Florida 33137 Attention: Treasurer.

For United States federal income tax purposes, you must use the comparable yield and the schedule of projected payments in determining your interest accruals, and the adjustments thereto described below, in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS. If you determine your own comparable yield or schedule of projected payments, you must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of your original issue discount and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to interest accruals on the notes

If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under the CPDI regulations equal to the amount of that excess. A “net positive adjustment” will be treated as additional original issue discount for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including any common stock received on conversion of the notes) received in that year.

If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, you will

Certain U.S. federal income tax consequences

incur a “net negative adjustment” under the CPDI regulations equal to the amount of that deficit. This adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued on the notes for that taxable year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in that taxable year will be treated as ordinary loss to the extent of your prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

Sale, exchange, conversion, repurchase or redemption of the notes

Upon the sale, exchange, conversion, repurchase or redemption of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note.

Pursuant to the terms of the notes, you agree that under the CPDI regulations, the fair market value of our common stock that you receive on the conversion of a note will be treated as a contingent payment. Any gain realized on the conversion of a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the notes. Any loss in excess of that amount will be treated as a capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (determined without regard to any adjustments to interest accruals described above) you previously accrued on the note, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the note.

Your tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of that common stock. Your holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive dividends on the notes

The conversion rate of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations promulgated thereunder may treat the holders of the notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price increase the proportionate interest of a holder of notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. If such adjustments are made, you may recognize income in the event of a constructive distribution even though you may not receive any cash or property. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will not be deemed to result in a constructive dividend.

Special interest

We may be required to pay additional interest, or “special interest,” to holders of the notes in certain circumstances, as described above under “—Registration Rights.” We intend to take the position that the likelihood of paying such additional interest is remote and that such additional interest, if paid, would be taxable to you as additional ordinary income at the time it accrues or is received in accordance with your method of accounting for United States federal income tax purposes. Our position that the possibility of a payment of such additional interest is a remote contingency is binding

Certain U.S. federal income tax consequences

on you unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the note. The IRS may take a different position, however, which could affect the timing of both your income from the notes and our deduction with respect to the payment of such additional interest.

Dividends

If you convert your note into our common stock, then distributions, if any, paid on our common stock to the extent made from our current and/or accumulated earnings and profits, as determined under United States federal income tax principles, will be included in your income as ordinary income as they are paid (subject to a possible dividends received deduction in the case of corporate holders and a tax rate of 15% for individuals through 2008). Distributions in excess of our current and accumulated earnings and profits will be treated as a return on capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock.

Sale, exchange or redemption of common stock

If you convert your notes into our common stock, then upon the sale, exchange, or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such common stock. Such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the common stock for more than 12 months. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Sale, Exchange, Conversion, Repurchase or Redemption of the Notes.” The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

You may be subject to “backup withholding” (currently at a rate of 28%) with respect to certain “reportable payments,” including interest payments (including original issue discount), dividend payments, proceeds from the disposition of the notes or common stock to or through a broker and, under certain circumstances, principal payments on the notes. These backup withholding rules apply if you, among other things, (i) fail to furnish us or our paying agent a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) fail to report properly interest or dividends, (iii) under certain circumstances, fail to provide us or our paying agent a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that you are not subject to backup withholding or if (iv) the IRS provides us or our paying agent notification that you have furnished us with an incorrect TIN. Any amount withheld from a payment to you under the backup withholding rules is creditable against your federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided such holder properly establishes its exemption from backup withholding.

We will report to you and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Tax consequences to non-U.S. holders

The following discussion is limited to the United States federal income tax consequences relevant to Non-U.S. Holders. As used herein, the term “Non-U.S. Holder” means any beneficial owner of a note or common stock other than a U.S. Holder.

Interest

You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you of contingent interest, (ii) any payment to you on the notes of stated interest and

Certain U.S. federal income tax consequences

(iii) the amount of any cash and the fair market value of shares of common stock delivered to you by us upon the conversion, redemption or retirement of a note, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•	to the extent that the payments reflect “contingent interest” described in Section 871(h)(4)(A)(i) of the Code, our notes are actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of the applicable Treasury Regulations.

Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-U.S. Holders. If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sales, exchange or redemption of notes or common stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by you on the sale, exchange, redemption or other taxable disposition of a note will generally be treated as interest income under the rules described above under “—Tax consequences to U.S. Holders” and would generally be taxable as described above under “—Interest,” and any gain realized by you on the sale, exchange, redemption or other taxable disposition of our common stock generally will not be subject to United States federal income tax, unless (i) such gain is effectively connected with your conduct of a United States trade or business, (ii) subject to certain exceptions, you are an individual who holds the note or common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) you are subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (iv) we are or have been a United States real property holding corporation within the meaning of Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Certain U.S. federal income tax consequences

Dividends

In general, dividends, if any, paid to you or deemed paid to you (see “—Tax consequences to U.S. Holders—Constructive dividends on the notes”) will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with a United States trade or business are generally subject to United States federal income tax at regular income tax rates, but are not generally subject to the 30% withholding tax or treaty-reduced rate if you file the appropriate form with the payor, as discussed above. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. If you wish to claim the benefit of an applicable treaty rate you will be required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income treaty, you may obtain a refund of amounts withheld at a higher rate by timely filing an appropriate claim for a refund with the IRS.

Information reporting and backup withholding

Generally, we must report annually to the IRS and to you any interest (including original issue discount) or dividend that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. Under certain circumstances, we will have to report to the IRS payments of principal.

Generally, information reporting and backup withholding of United States federal income tax (currently at a rate of 28%) may apply to payments made by us or any agent of ours to you if you fail to make the appropriate certification that you are a non-United States person or if we or our paying agent has actual knowledge that you are a United States person.

The payment of the proceeds from the disposition of the notes or common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless you certify as to your Non-U.S. Holder status under penalty of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note or common stock to or through a non-United States office of a non-United States broker that is not a United States related person will generally not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in United States Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder.

Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite procedures are followed.

Legal matters

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida, will pass on the validity of the notes and the validity of the common stock being issued upon conversion of the notes.

Experts

The consolidated financial statements of IVAX Corporation at December 31, 2003 and 2002, and for the years then ended appearing in IVAX Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included herein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2001 and for the year then ended, which are incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, which issued a publicly available audit report expressing its unqualified opinion with respect thereto. We dismissed Arthur Andersen LLP in May 2002, and in accordance with Rule 437a promulgated under Securities Act we have not obtained the consent of Arthur Andersen LLP to our naming it in this prospectus as having certified the referenced financial statements. Additionally, we have not requested our current auditors to re-audit these financial statements. Since we have not obtained the consent of Arthur Andersen LLP, you may not be able to recover against Arthur Andersen LLP under United States securities laws for any misstatements of a material fact contained in the financial statement audited by Arthur Andersen LLP, or any omissions to state a material fact required to be stated therein.

Incorporation of certain documents by reference

We are “incorporating by reference” into this prospectus information we have filed with the SEC, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC from the date of this prospectus and prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 other than information furnished pursuant to items 9 or 12 of Form 8-K:

•	Our annual report on Form 10-K for the year ended December 31, 2003 filed on March 12, 2004;

•	Our quarterly report on Form 10-Q for the period ended March 31, 2004, filed on May 7, 2004;

•	The portions of our proxy statement on Schedule 14A filed on April 29, 2004 that are deemed “filed” with the SEC under the Securities Exchange Act of 1934;

•	The description of our common stock contained in our registration statement on Form 8-B filed on July 28, 1993 and any amendment or report filed for the purpose of updating such description; and

•	The description of our common stock purchase rights contained in our current report on Form 8-K filed on December 31, 1997.

Incorporation of certain documents by reference

You may request a copy of these filings free of charge by writing or telephoning us at the following address:

IVAX Corporation

4400 Biscayne Boulevard
Miami, Florida 33137
Attention: Corporate Secretary
(305) 575-6000

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, to register with the SEC the securities described herein. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

Part II        Information not required in prospectus

Item 14.     Other expenses of issuance and distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by IVAX Corporation (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$50,680
Legal Fees and Expenses	$50,000
Accounting Fees and Expenses	$9,500
Miscellaneous Expenses	$10,000

TOTAL FEES AND EXPENSES	$120,180

Item 15.     Indemnification of directors and officers

Section 607.0831 of the Florida Business Corporation Act (the “FBCA”) provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton or willful disregard of human rights, safety or property.

Section 607.0850 of the FBCA provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which court shall deem proper. Section 607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a

Part II    Information not required in prospectus
determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

The Registrant’s bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

The Registrant has entered into indemnification agreements with certain of its officers and directors. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual’s involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determined the officer’s or director’s right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

The Registrant’s directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

Item 16.     Exhibits

The following exhibits either are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

4.1	Rights Agreement, dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C., with respect to the IVAX Corporation Shareholder Rights Plan(1)
4.2	Indenture, dated as of March 3, 2004, between IVAX Corporation and U.S. Bank Trust National Association, as Trustee, with respect to the $400,000,000 1.5% Convertible Senior Notes due 2024(2)
4.3	Form of 1.5% Convertible Senior Notes due 2024(2)
4.4	Registration Rights Agreement, dated March 3, 2004, between IVAX Corporation and UBS Securities LLC, as the Initial Purchaser and as agent for the other Initial Purchasers, with respect to the $400,000,000 1.5% Convertible Senior Notes due 2024(2)
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.**
12	Computation of Ratio of Earnings to Fixed Charges**
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5)**
23.2	Consent of Ernst & Young LLP*
24	Power of Attorney (included with signature pages to this Registration Statement)**
25	Form T-1: Statement of Eligibility of US Bank Trust National Association to act as trustee under the Indenture**

*	Filed herewith.

**	Previously filed.

(1)	Incorporated by reference to our Form 8-K dated December 19, 1997.

(2)	Incorporated by reference to our Form 10-K for the year ended December 31, 2003.

Part II    Information not required in prospectus

Item 17.     Undertakings

The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the 14th day of July, 2004.

IVAX CORPORATION

By:	/s/ PHILLIP FROST, M.D.

Phillip Frost, M.D.,
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PHILLIP FROST, M.D. Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	July 14, 2004

* Neil Flanzraich	Vice-Chairman and President	July 14, 2004

/s/ THOMAS E. BEIER Thomas E. Beier	Chief Financial Officer (Principal Financial Officer)	July 14, 2004

/s/ THOMAS E. MCCLARY Thomas E. McClary	Chief Accounting Officer (Principal Accounting Officer)	July 14, 2004

* Mark Andrews	Director	July 14, 2004

* Ernst Biekert, Ph.D.	Director	July 14, 2004

* Betty G. Amos	Director	July 14, 2004

* Paul L. Cejas	Director	July 14, 2004

* Jack Fishman, Ph.D.	Director	July 14, 2004

* Bruce W. Greer	Director	July 14, 2004

Signatures

Signature	Title	Date

* Jane Hsiao, Ph.D.	Director and Vice-Chairman Technical and Regulatory Affairs	July 14, 2004

* David A. Lieberman	Director	July 14, 2004

* Richard C. Pfenninger, Jr.	Director	July 14, 2004

* Bertram Pitt, Ph.D.	Director	July 14, 2004

*By:/s/ THOMAS E. BEIER Attorney-in-fact

Index to exhibits

Exhibits	Description

23.2	Consent of Ernst & Young LLP